Legal Proceedings. The Trust was named as a defendant in a second amended complaint filed by Mopex, Inc. in an ongoing action in the U.S. District Court for the Northern District of Illinois. Mopex, Inc.s complaints now list twenty Defendants including the Trusts investment adviser, principal underwriter, and administrator as well as other exchange traded funds, service providers, and the Chicago Stock Exchange, Inc., Mopex, Inc. has alleged that the defendants infringed a patent it holds in unspecified ways resulting from their participation in the sale of certain exchange traded funds. Mopex, Inc. has also filed state law claims in Illinois alleging a conspiracy by the defendants to infringe the Mopex, Inc. patent. Mopex, Inc. is also a party in an action in the U.S. District Court for the Southern District of New York against the American Stock
Exchange which involves similar issues, but the Trust is not a party to that action. On February 5, 2003, the judge in the New York case allowed the American Stock
Exchanges motion for summary judgment, ruling that Mopex, Inc.s patent was invalid. Prior to the invalidity ruling in the New York case, TtheThe defendants in the Illinois case hadvehave denied the allegations of infringement and filed counterclaims for declaratory judgment on grounds of non-infringement and invalidity. It is expected that they will now also argue that the invalidity ruling in New York precludes
Mopex, Inc. from litigating its claims in Illinois, all of which are based on the Mopex, Inc. patent. There is the possibility, however, that a resolution of the claims may result in increased costs for the Trust and thus raise the expense ratios of the Funds which could adversely affect performance.